SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.  15)
MicroFinancial Incorporated
(Name of Issuer)

Common Stock
(Title of Class of Securities)

595072 1 09
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the  appropriate  box to  designate  the rule  pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595072 1 09	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Torrence C. Harder

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐ (b)☐
Not Applicable.
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,402,130

	6	SHARED VOTING POWER
266,045

	7	SOLE DISPOSITIVE POWER
1,402,130

	8	SHARED DISPOSITIVE POWER
266,045

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,668,175

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Approximately 11.6% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  Based on 14,433,154 shares of MicroFinancial Incorporated's Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q filed on November 14, 2014.

CUSIP No. 595072 1 09	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

MicroFinancial Incorporated

Item 1(b).	Address of Issuer's Principal Executive Offices:

16 New England Executive Park, Suite 300, Burlington, MA  01803

Item 2(a).	Name of Person Filing:

Torrence C. Harder

Item 2(b).	Address of Principal Business Office, or if None, Residence:

16 New England Executive Park, Suite 300, Burlington, MA  01803

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

595072 1 09

Item 3.	If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b)
or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable.

CUSIP No. 595072 1 09	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a)  Amount beneficially owned:    1,668,175

Of such 1,668,175 shares of Common Stock, as of December 31, 2014, (i) the reporting  person was the direct  beneficial  owner of 723,282shares of Common Stock;  (ii) the  reporting  person was the indirect  beneficial  owner of 123,683 shares of Common Stock  beneficially  owned by the Lauren Elizabeth Harder Trust, of which the reporting  person's  daughter is the sole beneficiary  and over which shares the reporting  person  retains sole voting and investment  power as the sole trustee of such Trust;  (iii) the reporting person was the indirect beneficial owner of 123,683 shares of Common Stock beneficially owned by the Ashley Jane Harder Trust, of which the reporting person's  daughter is the sole  beneficiary  and over which shares the  reporting  person retains sole voting and  investment  power as the sole trustee of such Trust; (iv) the reporting person was the indirect beneficial owner of 400,000 shares of Common Stock directly held by a limited liability company of which the reporting person is managing member, and the other members of which are trusts for the benefit of family members of the reporting person; (v) the reporting person was the indirect beneficial owner of 31,482 shares of Common Stock directly held by a family trust over which the reporting  person  retains sole voting and investment  power as the sole trustee of such Trust and (vi) the reporting person was the indirect  beneficial owner of  266,045  shares of Common  Stock  directly  beneficially  owned by Entrepreneurial  Ventures,  Inc.  ("EVI")  and over  which  shares the reporting  person retains  shared voting and investment  power through his ownership in, and position as President and Director of, EVI.

(b)  Percent of class:    Approximately 11.6%

(c)  Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote:      1,402,130

(ii)  Shared power to vote or to direct the vote:    266,045

(iii) Sole power to dispose or to direct the disposition of:      1,402,130

(iv)  Shared power to dispose or to direct the disposition of:      266,045

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 595072 1 09	13G	Page 5 of 5 Pages

SIGNATURE

After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

2/13/2015
(Date)

/s/ Torrence C. Harder
(Signature)

Torrence C. Harder
(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).